Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:       132-02838)

Date:       February 5, 2021

The following is a transcript of a recorded interview relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp.

DS News

DS5: Why the Public Capital Market is Attracting Lenders

By David Wharton

February 4, 2021

In the latest episode, DS5 Inside the Industry speaks with Patricia Cook, CEO for Finance of America, who discusses why lenders are seeking to access public capital markets and how she expects the mortgage industry to shift in the coming months.

Why are so many lenders these days going public? Cook starts with her own company, which recently announced its IPO.

"The firm was started about seven years ago with private investors and we've spent that time building a business that would be a public company," she said.

As to why that idea is attractive to lenders, Cook says, "it gives you the capital flexibility, the flexibility to access the capital markets over time, and will ultimately allow us to continue to invest in the business."

Click on the video to hear what else this industry expert has to say about the topic and more.

Interview Transcript:

David Wharton (DW): Thank you for joining us on DS5. Today we’re speaking to Patti Cook. Patti, thank you so much for joining us today on DS5.

Patti Cook (PC): Yeah, delighted to be here. Thanks, David.

DW: Well, to get things started, first off, I want to ask - - I know a lot of lenders these days are striving to really tap into the public capital markets. Could you tell me about what, what are some of the trends and factors that are influencing those moves?

PC: So, for Finance of America – let me start there – it has always been our plan to be a public company. You know, the firm was started about seven years ago with private investors and we’ve spent that time really building a company that ultimately would go public. And why is being public attractive? I mean it gives you the capital flexibility, its gives you the flexibility to access the capital, the debt capital markets over time that will ultimately allow us to continue to investing in the business. I think if you look at the peer group, you know, we can speculate as to why so many mortgage companies are coming today and certainly it’s in part because there is this tailwind of a robust economic environment for mortgage companies. But, like I said, for us in particular, it was always on the roadmap.

DW: What are some of those tailwinds that are really benefiting the lending market as we enter 2021?

PC: So again, I want to differentiate Finance of America from some of the companies you might be inclined to compare us to. And one of the fundamental differences is that we have five business segments. We have three lending segments – mortgage, reverse mortgage and commercial. And then we have a fee-for-service business called Incenter and we have a portfolio management business. And this was purposefully designed to generate cycle-resistant earnings. So when you look at the tailwinds, the reason we like those five business segments is the tailwinds are different. In the forward mortgage business, what is it today? It’s historically low rates and a huge amount of refis. Eighty-five percent of the forward mortgage market is refinanceable. In the reverse mortgage, it’s different. It’s the aging, baby boomer demographics that hasn’t saved enough for retirement, wants to age in place and has a lot of equity in their home. So we believe over time that will increase our reverse business. And in commercial, where we do primarily uh investor lending, the aging housing stock in the U.S. is 37-years-old. Baby boomers want to live or rent something new. There’s a huge demand to finance those assets either from a fix-and-flip perspective or long-term. And then lastly, quickly, our fee-for-service business is totally uncorrelated. We own a title company. We own an appraisal company. We own a company that does fulfillment for student lending. That’s all fee for service. Totally differentiated from the lending businesses. And portfolio management is the fifth where we are doing our own securitizations and managing third-party funds. So when you think about the way we structured the business, it was deliberate and we looked at the long-term tailwinds that support each of those businesses.

DW: Well obviously this past year has been about as unpredictable as one we’ve ever seen so it’s a hard question to answer, but as best as anyone can prognosticate, looking ahead, what do you expect to see changing in the housing market front? I know there’s been talk of more origination, less refi. Is that something you are seeing and what else are you anticipating?

PC: Yeah, I mean, I think it’s really hard to predict, you know, sort of three-to-four mouths out and how it might really change from today, but I’d say here are the things you’re going to be thinking about, right? Historically low rates, a very accommodative fed uh likely is going to support the financial markets for some a period of time. So the refi wave probably continues for you know maybe even a good part of two-thousand and uh the, you know, for this year. But I think in the longer run when everybody is also considering is what is the market look like on the other side of this? And there, there is increased household formation and if even if COVID for a short period of time maybe uh, uh, you saw some demographics there where people that were living in an urban setting moved back home. You know, what is that implication? I think that’s a short-term implication. Over the next couple of years, whether you look at Fannie of the MBA, all of them are predicting an increase in purchase and a decline of refi. So I think in mortgage is, it’s ‘how long do these good times roll’ and ‘how are you, as a company, how are we, preparing for the other side of that?’ We think we’re really well positioned. Love the diversified platform.

DW: Thank you so much for taking time to speak with us, Patti. We really appreciate your time and insights and thank you for joining us on DS5.

PC: Absolutely. Hope to see you again.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.